AEM SPA

RECEIVED

2007 MAY 22 A 9:45

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SLS/SES/114/2007/MAN/cg

[redacted]

BY C(

07023683

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

May 16, 2007

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release issued yesterday.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

PROCESSED
MAY 24 2007
THOMSON
FINANCIAL

Very truly yours,

Maria Angela Nardone
Company Secretary

dlw 5/22

Encl.

Cod. 5968117 - 6/2003

AEM SPA

PRESS RELEASE

QUARTERLY RESULTS TO 31 MARCH 2007 APPROVED

Gross Operating Income totalled Euro 386 million (+ 2.7% compared to the 2006 first quarter)

Net debt equalled 4,424 a fall of 491 million compared to 31 December 2006 (an improvement of about Euro 1.2 billon compared to 31 March 2006)

Milan, 15 May 2007 – At today's meeting of the Board of Directors of AEM SpA, chaired by Giuliano Zuccoli, the board examined the AEM Group quarterly report to 31 March 2007.

Principal consolidated results[1](millions of Euros):

Millions of euros	Q1 2007	Q1 2006	*Change*
Revenues	1,874	2,010	(136)
Gross Operating Earnings (EBITDA)	386	376	10
Operating Earnings (EBIT)	235	249	(14)
Income before taxes	175	196	(21)
Group Net Income	66	108	(42)

Millions of euros	31/03/07	31/12/06	*Change*	31/03/06	*Change*
Net Financial Position	-4,424	-4,915	+491	-5,603	+1,179

Economic and financial results

In the first three months of the year the AEM Group **maintained levels of profitability in line with the first quarter of 2006, despite the first quarter of the previous year having been favoured by extraordinary income connected to the "*gas emergency*" and also in the context of a contraction in demand for electrical energy and gas due to the exceptionally mild weather of the 2007 winter season.**

1 Note that, following the transfer of the shareholdings in Serenissima Gas S.p.A., Serenissima Energia S.r.l., Metroweb S.p.A., AEM Trasmissione S.p.A. and Edison Rete S.p.A., which took place in the fourth quarter of 2006, and the transfer of the shareholdings in Mestni Plinovodi d.o.o. and Serene S.p.A. finalized in the first quarter of 2007, on the basis of that set out by IFRS 5, the net income of these activities, at 31 March 2006 has been reclassified in the heading "net income from non current assets sold or available for sale". Furthermore, the income of the first quarter of 2007 includes the full consolidation of the Ecodeco Group, whilst in the first quarter of 2006 the same group was consolidated with the net equity system. In relation to the Delmi Group (TdE/Edison) note that the percentage of Edison consolidated by Transalpina di Energia equals 63.47% as the Edison Warrants owned by Transalpina di Energia were considered to have been exercised.

Similarly to the results of the last quarter of 2006 **the temperatures have been 23% above the average of the last 50 years**: as a consequence of the mild climate **the demand for electrical energy in Italy was down 1.6% compared to the same period of the previous year and national electricity production reduced by 9%. The national demand for gas was 12.4% lower than the first quarter of 2006.**
A considerable **drop in electrical energy prices on the stock exchange** was also noticed during the period, registering a decrease of 10% on the first quarter of 2006.

For the period in question, the revenues reached Euro 1,874 million whilst the gross operating income totalled Euro 386 million, 2.7% higher than the first quarter of 2006. The reduction in revenues can be largely attributed to the decrease in the quantity of gas sold and distributed as well as the decrease in extraordinary income obtained by the Group in the first quarter of 2006 following the so-called "*gas emergency*". The effective management of the energy portfolio, the increase in the sales of electrical energy and the renegotiation of some long-term gas contracts signed by Edison have mitigated the negative impact on the Group's gross operating income due to the contraction in the demand for gas and the reduction of the electrical energy prices on the IPEX.

The Net Operating Income totalled Euro 235 million down 5.6% on the same period of the previous year, due to increased allocated depreciations in the period in question, partially compensated by lower provisions to the risk fund.

Income taxes totalled Euro 77 million, up by Euro 6 million compared to the previous period due to the higher tax load of the Delmi Group and the consolidation of the Ecodeco Group. Furthermore, tax recovery for the years from 1996 to 1999 involved a total charge of about Euro 5 million in the profit and loss account for the first quarter of 2007.

Due to the above mentioned sequence of events and after deducting minority interests of Euro 32 million of the Delmi Group and Ecodeco Group, **the Net income of the Group totalled Euro 66 million.**

The net debt of the Group fell by Euro 491 million, from Euro 4,915 million at 31 December 2006 to Euro 4,424 million at 31 March 2007. The improvement is approximately Euro 1.2 billion compared to 31 March 2006.

Revenues and volumes

AEM Group revenues totalled Euro 1,874 million, of which Euro 1,148 million is attributable to the 50% proportional consolidation of the Delmi Group (TdE/Edison) and Euro 37 million attributable to the full consolidation of the financial results of the Ecodeco Group (consolidated in the first quarter of 2006 under the net equity method).

The particularly mild weather of the winter months significantly contributed to the decrease in revenues, that suffered a reduction of 6.8%. Due to the climatic effects mentioned, the gas distributed was down 21.8% on the first quarter of 2006 reaching 531 million cubic metres in the quarter under examination. Even the gas sales made by the Group to end clients and wholesalers, totalling Euro 2,388 million cubic metres, are down on the previous year (-12.1%) whilst the volumes of heat sold totalled 214 thermal GWh (246 thermal GWh in the first quarter of 2006). The electrical energy distributed totalled 1,882 GWh, a slight decrease on the same period of the previous year (-2.3%).

For the reasons mentioned above, the ***heat gas sector*** showed an 8.2% reduction in revenues whilst in the ***regulated markets and networks sector*** revenues were down 12.9%.

The production of the Group's plants, net of the contribution from the Serene company, was up 1.5% compared to the first quarter of 2006.
In particular, the production of thermoelectric and hydroelectic energy by the AEM power plants, respectively 977 GWh and 374 GWh, was in line with the first quarter of 2006, whilst the production of electrical energy by the Edison power plants was up 23.2%, mainly through the start-up of the Torviscosa power plant and the full availability of the Altomonte power plant. The production of the Edipower power plants decreased on average by 24.6% compared to the first quarter of 2006 as the production of power plants fed by fuel oil was maximized in the first months of the previous year, following the "*gas emergency*".

Despite the drop in demand for electrical energy at a national level, the total electrical energy marketed by the Group was up 3.2% on the first quarter of 2006.

In the first quarter of 2007 the electrical energy marketed by AEM totalled 3,691 GWh, up by 11.2% on the first quarter of the previous year. In particular, sales to suitable end clients and wholesalers increased (+76.8% GWh) whilst there was a reduction of the energy marketed on the IPEX (-32.3%). Energy broking activity in foreign countries (268 GWh) was also up compared to the first months of 2006.

As regards the Delmi Group (TdE/Edison), the increase of volumes sold on non-regulated markets through an effective management policy of the sources and uses portfolio, compensated for the reduction of CIP6/92 sales.

Due to the dynamics mentioned above, the ***electrical sector*** revenues are up by 1.9%.

Gross Operating Income

In the first quarter of the year the gross operating income was Euro 386 million, an increase of 2.7% on the same period in 2006.
The different business sectors of the Group contributed to these results as follows:

Millions of euros	Q1 2007	Q1 2006
	Total	**Total**
Electric Power	237	264
Gas and Heating	89	60
Networks and Regulated Markets	53	63
"*Waste & Power*"	16	-
Services	(9)	(11)
TOTAL	**386**	**376**

The **electrical energy sector** records a reduction of the gross operating income relative to the "***AEM perimeter***". This reduction is essentially attributable to the decrease in returns caused by the "*gas emergency*" that occurred in the first quarter of 2006 and due to the revenues of the AEM hydroelectric power plants on *secondary markets* of the Power Exchange (IPEX). In 2006 revenues from the sale of raw materials for production in power plants running on fuel oil are also attributable to the "*gas emergency*", not present in the first quarter of 2007. The first quarter of 2006 also recorded revenues from the sale of the *emission trading* certificates surplus, relative to the year 2005.
Therefore net of these items, calculated at a total of Euro 27 million in 2006, the gross operating income of the electrical energy sector is substantially in line with that of the fist quarter of 2006. The lower marginality determined by the decrease of the electricity hourly prices on the IPEX, that are lower on average by about 10% compared to the same period of the previous year, has almost entirely been compensated for by the revenues from the growth of the sold volumes, and also through careful management of the sources/uses portfolio.
The electrical energy sector of the ***Delmi (TdE/Edison) Group*** benefited from an efficient policy of optimization for the sources/uses portfolio on non-regulated markets, allowing Edison to handsomely compensate for the fall of profitability in the CIP6/92 section. Furthermore, the start-up of the Torviscosa power plant (October 2006) and the full availability of the Altomonte and Marghera power plants (that for different reasons had reduced productive activity in the first quarter of 2006) contributed to an improvement in the margins compared to the first quarter of the previous year, that suffered greater production costs of Edipower's fuel oil power plants and greater purchasing by third parties.

The gross operating income of the ***heat gas sector*** was up on the first quarter of 2006. The smaller volumes of gas and heat sold, due to the exceptionally mild winter, brought about a reduction of the gross operating income for AEM. Whereas the Delmi (TdE/Edison) Group benefited from the positive effect of the renegotiation of the gas price of some long-term contracts which occurred in the second quarter of the previous year, whilst for AEM it occurred in the last quarter of the year 2005. Furthermore, the increase in the gross operating income reflects the provisions of Euro 13.5 million connected to the possible effects of resolution 298/05 (with which the Energy Authority updated the gas sales tariffs for the first quarter of 2006), that adversely affected the income of the Delmi Group (TdE/Edison) in the first three months of last year.

The gross operating income of the regulated markets and networks sector is down on the first quarter of 2006 due to lower volumes of gas distributed. Adjustments that took place in 2006 relating to previous years, in the electrical energy distribution sector, contribute to the reduction of the gross operating income

The **Waste & Power** sector contributed Euro 16 million to the gross operating income of the Group through the activity of the Ecodeco Group. In the first quarter of 2006 Ecodeco's results were consolidated with the net equity method. The gross operating income of the same period totalled Euro 12 million.

Net operating income

The net operating income for the first quarter of 2007 comes to Euro 235 million compared to Euro 249 million in the first three months of 2006, due to higher allocated depreciations in the period net of the lower provisions to the risk fund mainly of the "*AEM perimeter*".

Financial management

The financial management performance shows total financial costs of Euro 58 million up from Euro 20 million compared to the first quarter of 2006.
The variation of the fair value of the derivatives adversely impacted by Euro 11 million. Write-downs of shareholdings, mainly concerning the Delmi group, were affected by Euro 4 million. The financial charges grew by Euro 5 million due to interests on taxes relating to the years from 1996 to 1999 of Euro 2 million and increases in interest rates, partially compensated for by the debt reduction.

Other income/non-operating charges

The sum of the "other income/non-operating charges" was down Euro 2 million (down 14 million in the first quarter of 2006) and includes the recovery of taxes relating to the years from 1996 to 1999, for Euro 3 million.

Income taxes

Income taxes totalled Euro 77 million (Euro 71 million to 31 March 2006)
The increase in taxes compared to the previous period is due to the consolidation of the Ecodeco Group for Euro 3 million and the higher tax load of the Delmi Group, relative to fiscal charges of previous years, partially compensated by the reduction of taxes of the old AEM perimeter.
Noting, furthermore, that in the first quarter of 2006 the Delmi Group benefited from the tax shield for previous losses.

Group Net Income

Net consolidated Group income for the period totalled Euro 66 million (Euro 108 million at 31 March 2006)

Debt

The consolidated net financial debt at 31 March 2007 totalled Euro 4,424 million and shows an improvement of Euro 491 million on 31 December 2006.

The improvement of the consolidated net financial position is attributable to the Euro 282 million cash flow generated in the period by characteristic management with strong growth compared to the first quarter of the previous year.
The investment activities, net of the transfer of Serene S.p.A. effected by the Delmi Group, absorbed resources of Euro 211 million (Euro 73 million at 31 March 2006) which mainly refer to the net investments in tangible and intangible fixed assets and the increase in value of the shareholdings available for sale whose return generates an increase in the net equity reserves.
The free cash flow, equal to Euro 71 million, is in line with the value at 31 March 2006.

The net equity variations generated resources of Euro 420 million (Euro 41 million at 31 March 2006), mainly due to the Warrant conversion effected by Edison minority shareholders (Euro 260

million) and having considered the Edison Warrants owned by Transalpina di Energia S.r.l. (Euro 105 million) to be exercised.

Without considering the financial outlay for the acquisition of joint control of Transalpina di Energia and the consolidation of the Delmi Group (TdE/Edison) the net financial position of the Group would have improved by about Euro 47 million compared to the net financial position, still excluding the Delmi Group, at 31 December 2006.

Expected evolution of the year

In the upcoming months the Group will benefit from the anticipated start up of the new Simeri Crichi and Turbigo power plants, the full availability of the Torviscosa power plant, as well as the commencement of operation of the new Canavese heat pump cogeneration power plant in Milan. The optimization policy of the energy portfolio will follow during the year, with the development of activities to market energy in the European markets following in the meantime. Furthermore, the preliminary investigation to determine the sum of the *specific equalization* connected to AEM's electrical energy distribution activity will shortly finish.
These perspectives allow the industrial performances in line with those of the previous year to be confirmed.

* * *

The Board of Directors then deliberated to call the extraordinary Shareholders' Meeting for 28 June (as the first date of convocation) and the 29 June (as the second date of convocation), in accordance with the articles of association on the dispositions of Law 262 of 28 December 2005 subsequently modified by Legislative Decree 303 of 29 December 2006 ("Savings Protection").

Enclosures

Profit and Loss

	Q1 2007	% on revenues	Q1 2006 Restated IFRIC 4	% on revenues	Change
(Millions of euros)					
Revenues	**1,874**	***100.0%***	**2,010**	***100.0%***	**(136)**
of which:					
- Revenues	*1,860*	*99.3%*	*1,982*	*98.6%*	*(122)*
- Other operating revenues	*14*	*0.7%*	*28*	*1.4%*	*(14)*
Operating costs	(1,422)	*-75.9%*	(1,574)	*-78.3%*	152
Labour costs	(66)	*-3.5%*	(60)	*-3.0%*	(6)
Gross Operating Earnings (EBITDA)	**386**	***20.6%***	**376**	***18.7%***	**10**
Depreciations and amortizations	(139)	*-7.4%*	(112)	*-5.6%*	(27)
Provisions and write-downs	(12)	*-0.6%*	(15)	*-0.7%*	3
Operating Earnings (EBIT)	**235**	***12.5%***	**249**	***12.4%***	**(14)**
Financial balance	(58)	*-3.1%*	(38)	*-1.9%*	(20)
Share of results of associates valuated according to the equity method	(1)	*-0.1%*	(1)	*0.0%*	-
Gains (Losses) from disposals	1	*0.1%*		*0.0%*	1
Other non operating income	3	*0.2%*	6	*0.3%*	(3)
Other non operating costs	(5)	*-0.3%*	(20)	*-1.0%*	15
Income (Loss) before taxes	**175**	***9.3%***	**196**	***9.8%***	**(21)**
Taxes	(77)	*-4.1%*	(71)	*-3.5%*	(6)
Income (Loss) from ongoing operations	**98**	***5.2%***	**125**	***6.2%***	**(27)**
Net Income from disposals or available for sale		-	(1)	*0.0%*	1
Minorities	(32)	*-1.7%*	(16)	*-0.8%*	(16)
Group Net Income	**66**	***3.5%***	**108**	***5.4%***	**(42)**

Assets and liabilities

	31.03.2007	31.12.2006	Changes	% 07/06
(millions of euros)				
EMPLOYED CAPITAL				
Net Fixed Capital	**8,875**	**8,826**	**49**	**0.6**
- Tangible assets	6,996	7,026	(30)	(0.4)
- Real estate	20	20	0	0.0
- Intangible assets	2,587	2,532	55	2.2
- Shareholdings and other non current financial assets	888	845	43	5.1
- Deferred tax liabilities	(783)	(769)	(14)	1.8
- Risk funds	(622)	(618)	(4)	0.6
- Benefits to employees	(211)	(210)	(1)	0.5
Working Capital	**246**	**230**	**16**	**7.0**
- Inventories	133	257	(124)	(48.2)
- Short term receivables	1,788	1,903	(115)	(6.0)
- Other current assets	24	13	11	84.6
- Assets/Liabilities for current derivatives	12	(4)	16	(400.0)
- Debts due to suppliers	(941)	(1,318)	377	(28.6)
- Other debts	(756)	(610)	(146)	23.9
- Other current liabilities	(14)	(11)	(3)	27.3
Assets/Liabilities available for sale		**70**	**(70)**	**n.s.**
TOTAL EMPLOYED CAPITAL	**9,121**	**9,126**	**(5)**	**(0.1)**
SOURCES OF FUNDING				
Shareholder's Equity	**4,697**	**4,211**	**486**	**11.5**
Total financial position beyond next financial year	3,652	3,078	574	18.6
Total financial position within next financial year	772	1,837	(1,065)	(58.0)
Total net financial position	**4,424**	**4,915**	**(491)**	**(10.0)**
TOTAL SOURCES	**9,121**	**9,126**	**(5)**	**(0.1)**

Cash-flow statement

(millions of euros)	31.03.2007	31.03.2006 *Restated IFRIC4*
OPENING NET FINANCIAL POSITION	**(4,915)**	**(5,716)**
Net income for the period	66	108
Depreciations and Amortizations	139	112
Changes in assets and liabilities	77	(75)
Cash flow generated by current operations	**282**	**145**
Net capital expenditure on tangible, intangible and financial assets	**(211)**	**(73)**
Changes in minorities	372	9
Change in shareholders' equity	48	32
Net income distributed		
Cash flow generated by changes in shareholders' equity	**420**	**41**
CLOSING NET FINANCIAL POSITION	**(4,424)**	**(5,603)**

(millions of euros)	31.03.2007	31.12.2006
Details on Net Financial Position		
Net liquidity	313	262
Financial receivables	141	53
Financial receivables from associates	1	1
Shareholdings held for trading	6	5
Assets for derivatives	46	47
Liabilities for derivatives	(14)	(17)
Debts due to banks	(2,650)	(2,886)
Debts due to other providers of finance	(303)	(372)
Bond loans	(1,882)	(1,882)
Debts due to the Municipality of Milan	(17)	(25)
Financial debts due to companies available for sale		(32)
Debts for leasing	(65)	(69)
Net Financial Position	**(4,424)**	**(4,915)**

Note: that the quarterly report is not subject to auditing

***

For further information:
Media and Territory – Press Office AEM S.p.A. (Biagio Longo Tel. 02 7720.4582/3487775161)
Investors Relations – AEM S.p.A. Tel. 02 7720.3879 ir@aem.it
www.aem.it

AEM SPA

RECEIVED

2007 MAY 22 A 9:15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE NO. 82-4911

N.

(da citare nella risposta)

AFG/SLS/SES/112/2007/MAN/cg

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

May 16, 2007

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release issued yesterday.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone
Company Secretary

Encl.

Cod. 5968117 - 6/2003

FILE NO. 82-4911

AEM SPA

PRESS RELEASE

AEM S.p.a consolidates its presence in the waste treatment, disposal and energy recovery business

The AEM board approves exercising the company's option to acquire 70% Of Ecodeco S.r.l.

Milan, 15 May 2007. As part of its strategy to consolidate the company's environmental services and alternative energy generation business, **the Board of Directors of AEM S.p.A. today approved the exercising of the option to purchase 70% of Ecodeco S.r.l.**, of which AEM already owns 30%. This operation means that the Group can strengthen its waste business, acquiring an industry leader active in Italy and abroad, and can integrate its production chain (waste treatment, disposal and energy recovery).

The operation should be closed, in cash, within a month or two (June-July). The price to purchase 70% of the capital of Ecodeco will be defined in the next few weeks and, as provided in the contract, will be based on a valuation of the group calculated by applying a multiple of 6.8x to the 2006 consolidated gross operating earnings (expressed according to Italian accounting principles, and subject to rectifications and adjustments), net of the 2006 consolidated net financial position. A price adjustment (up or down) based on 50% of the difference in gross operating earnings 2007 compared to 2006 will also be applied.

Ecodeco – Description of the business

Ecodeco S.r.l. is the operating holding company of a group that has been operating in the solid urban (SUW) and industrial waste treatment and disposal business since the late 1970s, with the aim of maximising use of the energy in the fraction resulting from differentiated waste collection.

Thanks to its continuous commitment to applied research, working with universities and research institutions, the Ecodeco group has developed a set of technologies and innovative systems to use Secondary Energy Reservoirs which has had considerable success in Italy and abroad.

In particular, Ecodeco has patented an innovative SUW treatment process (called Biocubi®), which makes use of bio-drying plants (known as *Intelligent Transfer Stations, or ITS*), which recover the energy contained in the putrified portion produced by biological fermentation, obtaining a sanitized, odourless, high energy product t(called Amabilis®) that is easy to handle and store, and can be used as fuel in dedicated thermoelectric power plants (Waste&Power) or integrated with existing power plants, in the cement industry or in Activated Bioreactors for the controlled production of high yield biogases.

Ecodeco is characterised by its global and interdisciplinary approach to the problem of waste, and its objective is to create an international network of innovative plants, run with the involvement of the local operators, both public and private.

The Ecodeco group has seven ITS® plants in Italy, 6 of which directly managed, in Lombardy and Piedmont. Abroad it has significant projects in Spain and the United Kingdom, the latter of which are currently in the commissioning phase. Ecodeco also owns 2 waste-to-energy plants in Lombardy, which benefit from CIP6 tariffs, and plants for biological sludge recovery and inertisation of ash and cinder.

Principal economic-financial results
Since AEM's acquisition of a 30% share of the company, on 22 April 2005, the Ecodeco group has reported constant growth, in line with the business plan drawn up for the operation, and generated significant income.

At 31 December 2006, the income and gross earnings (EBITDA) of Ecodeco, expressed according to the IAS/IFRS principles, totalled € 169 million and € 59 million (about € 55 million according to Italian accounting principles) respectively. The group closed with a net profit of € 16 million. The net financial position of the group was positive (net liquidity) at € 9 million (about € 8 million according to Italian accounting principles)

In the first quarter of 2007 the Ecodeco group again achieved results that showed growth compared to the preceding financial year, recording income and EBITDA of € 38 million and € 16 million respectively. At 31 March last the net financial position showed liquidity of € 7 million.

Since 1 April 2006 the Ecodeco group is fully consolidated (line by line) in the AEM balance sheet, due to the existence of the call option and the agreed governance requirements.

Prospects and synergies
Although AEM and Ecodeco are characterised by different sizes and different life cycle positions, they are strongly complementary. They have the research and use of alternative and renewable energy sources in common. The consolidated position of AEM also represents a solid support for the innovative and rapid Ecodeco development process.

For further information:
Media and Territory – Press Office AEM S.p.A. (Biagio Longo Tel. 02 7720.4582/3487775161)
Investors Relations – AEM S.p.A. Tel. 02 7720.3879 ir@aem.it
www.aem.it

END